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           399 Thornall Street
           Fourteenth Floor
           Edison, NJ 08837
           908 906 8100
           908 906 9157 FAX

PXRE CORPORATION                                                          [LOGO]

                                  May 10, 1996

Board of Directors
Transnational Re Corporation
399 Thornall Street
Edison, NJ 08837

Dear Sirs:

     I am pleased to inform you of our proposal for a strategic business combination of PXRE Corporation ('PXRE') and Transnational Re Corporation ('Transnational Re'). After careful study and consideration, we have concluded that the proposed combination is a sound business step for us and, at the same time, is in the best interests of Transnational Re and its shareholders.

     We believe that this combination will benefit our respective shareholders by allowing them to participate in a larger, financially stronger company with increased market presence, improved creditworthiness, reduced operating costs, increased capital management opportunities and increased market capitalization and float. Additionally, the proposed combination would enable Transnational Re's shareholders to retain a very substantial continuing equity interest in the combined businesses and to participate in future opportunities in reinsurance markets.

     Under this proposal, based on our current analysis PXRE and Transnational Re would enter into a merger agreement pursuant to which PXRE, either through PXRE itself or a newly organized subsidiary of PXRE, would exchange 0.98 shares of PXRE common stock for each share of Transnational Re Class A common stock, which represents a price of $23.50 based on yesterday's closing price for PXRE of $24.00. It is contemplated that the merger agreement would be in a form customary for transactions of this type. The transaction would be designed to be tax-free to Transnational Re shareholders.

     Naturally, our proposal is conditioned upon the negotiation and execution of a definitive merger agreement mutually satisfactory to PXRE and Transnational Re and is further conditioned upon the effectiveness of the registration of PXRE securities to be issued in the merger, the receipt of all regulatory approvals and third-party consents necessary or advisable to accomplish the transaction and approvals by the boards of


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                                                                          [LOGO]

directors of PXRE and Transnational Re (including the approval of a committee of Transnational Re's independent directors) and by the shareholders of both companies.

     We understand that, in transactions of this nature, it is typical for a special committee of independent directors to be established to review the combination proposal. PXRE and its advisors are, of course, prepared to meet with Transnational Re's committee and its advisors to answer any questions they may have.

     As we stated, we believe the transaction provides an attractive opportunity for both companies. We hope that you give this proposal your prompt attention.

                                          Sincerely,
                                          PXRE Corporation

                                          GERALD L. RADKE
                                          Gerald L. Radke
                                          Chairman, President and
                                          Chief Executive Officer




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